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DIRECT DIAL NUMBER 212-455-3066	E-MAIL ADDRESS jmercado@stblaw.com

VIA EDGAR AND

HAND DELIVERY

July 25, 2011

Re: Republic of Peru

Registration Statement under Schedule B

Filed June 8, 2011

File No. 333-174779

Ellie Bavaria

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Dear Ms. Bavaria:

On behalf of our client, the Republic of Peru (the “Republic”), we are submitting by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the above-referenced Registration Statement of the Republic, marked to show changes from the Registration Statement filed on June 8, 2011.

In addition, we are providing the following responses to the comment letter dated July 6, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement. To assist your review, we have set forth the text of the Staff’s comments below. Please note that all references to page numbers in our responses are references to the page numbers of Amendment No. 1 to the Registration Statement. The responses and information described below are based upon information provided to us by the Republic.

General

1.	Please discuss any potential material impact on foreign trade relationships in light of the recent elections.

In response to the Staff’s comment, we have revised the disclosure appearing on page 1 of the Registration Statement.

2.	Wherever you discuss the plans and policies of the García administration, please also include a discussion of the proposed policies of President-elect Humala’s administration.

In response to the Staff’s comment, we have revised the disclosure where appropriate appearing on page 1 of the Registration Statement. The Republic has included, an overview of current policies proposed by President-elect Humala’s administration, based on public statements to date. However, given the early stage of the administration and the evolving nature of its policy initiatives, the Republic would propose to update the discussion of these policies in future pricing supplements, as and when disclosure for specific bond issues is elaborated.

3.	Please discuss the anticipated effects of the recent election on foreign business confidence in Peru and foreign private investments.

In response to the Staff’s comment, we have revised the disclosure appearing on page 2 of the Registration Statement.

4.	Please discuss any material impact that the recent turmoil in the European sovereign debt market has had or is expected to have on the Republic’s public finances or economy more generally.

In response to the Staff’s comment, we have revised the disclosure appearing on page 2 of the Registration Statement to discuss the potential impacts on the Peruvian economy of the on-going turmoil in the European sovereign markets.

Prospectus Summary, page 1

5.	You state that trade balance assumptions were revised from an estimated deficit of U.S. $3.7 billion to a surplus of U.S. $4.2 billion. Please discuss the reasons for the revised amounts.

In response to the Staff’s comment, we have revised the disclosure appearing on page 2 of the registration statement by deleting the prior statement which was included an error in the disclosure. We have corrected the disclosure accordingly, which in both cases should have referred to a surplus and not a deficit.

6.	On page 6, you refer to the CFA. Please use a consistent definition for the Andean Development Corporation. For example, we note that the abbreviation “CAF” also refers to the Andean Development Corporation.

In response to the Staff’s comment, we have corrected the references to CAF where it appears in the text of the Registration Statement.

The Republic of Peru, page 9

7.	Please include a map of Peru.

In response to the Staff’s comment, we have included a map of Peru on page 9 of the Registration Statement.

Government, page 14

8.	Please discuss the results of the recent congressional elections, including the congressional representation of each of the political parties.

In response to the Staff’s comment, the Republic has revised to include a table on page 16 of the Registration Statement that reflects the results of the latest congressional elections that presents the representation in congress of each political party.

Foreign Policy and Membership in International and Regional Organizations, page 17

9.	Please update the discussion on page 19 to address the current status of the ATPDEA.

In response to the Staff’s comment, we have revised the disclosure appearing on page 19 of the Registration Statement.

Relations with Ecuador, page 20

10.	Please update your discussion of relations with Ecuador to reflect the signing of your recent agreement over maritime borders, including any material effects this will have on social and political stability and trade relations.

In response to the Staff’s comment, the Republic has included disclosure on page 20 of the Registration Statement updating the information regarding the Republic’s relations with Ecuador.

The Economy, page 23

11.	Please revise the section on economic policies of the García administration, and include a discussion of President-elect Humala’s policies.

In response to the Staff’s comment, the Republic has updated the disclosure on page 24 of the Registration Statement. The Republic notes that the policies of the Humala administration are not fully developed at this stage. As discussed in response to comment 2 above, the Republic will update in any pricing supplement that is issued in connection with the Registration Statement the status of these policies as they are amended over the coming months.

12.	Please update the GDP projections to reflect the Central Bank’s lowering of expected growth for 2011-2013 to 6.5%.

The Republic advises the Staff that it was not able to identify the disclosure items raised by this comment.

Gross Domestic Product by Sector, page 32

13.	Please include additional line items that break out the components of “Other services.”

In response to the Staff’s comment, the Republic has updated the disclosure on page 32 of the Registration Statement to incorporate a footnote to the table identifying the items that are included under “Other services.”

Employment and Labor, page 46

14.	Please provide updated statistics regarding labor strikes for the years 2010 and 2011, where available.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page 46 of the Registration Statement to include a table with labor strike information for 2010 and 2011.

15.	Disclose the reasons for the different unemployment statistics presented by the Ministry of Labor and the National Institute of Statistics.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page 46 of the Registration Statement to explain the reasons for differences in unemployment statistics.

Poverty and Income Distribution, page 48

16.	Please update the section on the effects of high poverty rates to include a discussion of President-elect Humala’s proposals to address poverty in Peru.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page 48 of the Registration Statement. The Republic notes that the policies of the Humala administration are not fully developed at this stage. As discussed in response to comments 1 and 11 above, the Republic will update disclosure any pricing supplement that is issued in connection with the Registration Statement to address these evolving policy positions as they are pronounced over the coming months.

Foreign Exchange and International Reserves, page 77

17.	Please provide more information on exchange reserves for the past five fiscal years divided into gold, SDRs, IMF position, and foreign exchange.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page 76 of the Registration Statement to include a table that sets forth the requested exchange reserves and other information requested.

The 2011 Budget, page 91

18.	Please provide a table showing the most recent budget and the revenues and expenditures by principal categories.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page 91 of the Registration Statement to include tables that set forth the requested revenues and expenditures by principal categories.

Social Security, page 92

19.	Please update your discussion of Peru’s pension plans to include an analysis of President elect Humala’s Pension 65 proposal.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page 93 of the Registration Statement to include a discussion of President Humala’s Pension 65 proposal.

Annex A, page A-1

20.	Please provide disclosure regarding each issuance of debt as of the most recent date practicable.

In response to the Staff’s comment, the Republic has revised the disclosure appearing on page A-1 of the Registration Statement to include a table that sets forth the requested revenues and expenditures by principal categories.

*        *        *         *

The Republic acknowledges your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and any acceleration request will be provided at least two business days in advance of the requested effective date. The Republic will provide the acknowledgements in the bullet points set forth in the comment letter at the time acceleration of the effectiveness of the Registration Statement is requested.

Please call me (212-455-3066) if you wish to discuss the responses set forth above.

Sincerely,
Jaime Mercado

cc:	Republic of Peru

Jose Augusto Tenorio Benavides

Consulate General of Peru

241 East 49th Street

New York, NY 10017